United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Lux Health Tech Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

55068A100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55068A100	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Lux Encore Sponsor, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 55068A100	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Lux Encore Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55068A100	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Josh Wolfe
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

CUSIP No. 55068A100	Schedule 13G	Page 5 of 9

1	Names of Reporting Persons Peter Hébert
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

CUSIP No. 55068A100	Schedule 13G	Page 6 of 9

ITEM 1.	(a) Name of Issuer:

Lux Health Tech Acquisition Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

920 Broadway, 11th Floor, New York, NY 10010.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Lux Encore Sponsor, LP (“Sponsor”);

Lux Encore Holdings, LLC (“Lux GP”);

Josh Wolfe; and

Peter Hébert.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o Lux Health Tech Acquisition Corp., 920 Broadway, 11th Floor, New York, NY 10010.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons are organized under the laws of the State of Delaware, other than Messrs. Wolfe and Hébert, who are citizens of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

55068A100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 55068A100	Schedule 13G	Page 7 of 9

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lux Encore Sponsor, LP	0	0%	0	0	0	0
Lux Encore Holdings, LLC	0	0%	0	0	0	0
Josh Wolfe	0	0%	0	0	0	0
Peter Hébert	0	0%	0	0	0	0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 55068A100	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2023

Lux Encore Sponsor, LP
By: Lux Encore Holdings, LLC, its general partner

By:	/s/ Peter Hébert
Name:	Peter Hébert
Title:	Managing Member

By:	/s/ Josh Wolfe
Name:	Josh Wolfe
Title:	Managing Member

Lux Encore Holdings, LLC

By:	/s/ Peter Hébert
Name:	Peter Hébert
Title:	Managing Member

By:	/s/ Josh Wolfe
Name:	Josh Wolfe
Title:	Managing Member

Josh Wolfe

/s/ Josh Wolfe

Peter Hébert

/s/ Peter Hébert

CUSIP No. 55068A100	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).